Exhibit 99.1

Weekly Report (June 14-20, 2024) Second Tranche
of Stellantis 2024 Share Buyback Program

AMSTERDAM, June 21, 2024 - Stellantis N.V. (“Stellantis” or the “Company”) announced today that pursuant to its Second Tranche of the 2024 Share Buyback Program announced on May 23, 2024, covering up to €1 billion to be executed in the open market during the period between May 23, 2024 and August 30, 2024, it has repurchased the following common shares in the period between June 14 up to and including June 20, 2024:

Date	Number of Shares Repurchased	Average Market Purchase Price in € per share	Repurchased Volume in € (excluding fees)	Venues
14-Jun-2024	770 809	€18,8736	€14 547 903	CEUX
14-Jun-2024	2 181 000	€19,0910	€41 637 576	MILE
14-Jun-2024	108 400	€18,8795	€2 046 542	TQEX
14-Jun-2024	556 700	€18,8752	€10 507 824	XPAR
17-Jun-2024	857 700	€18,9794	€16 278 600	CEUX
17-Jun-2024	2 301 750	€18,9821	€43 692 033	MILE
17-Jun-2024	116 900	€18,9630	€2 216 770	TQEX
17-Jun-2024	643 600	€18,9784	€12 214 467	XPAR
18-Jun-2024	896 400	€19,0829	€17 105 917	CEUX
18-Jun-2024	2 350 600	€19,0919	€44 877 524	MILE
18-Jun-2024	146 300	€19,0743	€2 790 576	TQEX
18-Jun-2024	673 700	€19,0763	€12 851 719	XPAR
19-Jun-2024	760 000	€19,1203	€14 531 391	CEUX
19-Jun-2024	2 300 000	€19,1191	€43 973 894	MILE
19-Jun-2024	72 000	€19,1201	€1 376 644	TQEX
19-Jun-2024	670 000	€19,1181	€12 809 151	XPAR
20-Jun-2024	326 516	€19,1147	€6 241 259	CEUX
20-Jun-2024	2 382 000	€19,1220	€45 548 719	MILE
20-Jun-2024	1 442	€18,9953	€27 391	TQEX
20-Jun-2024	676 300	€19,1171	€12 928 894	XPAR
Total	18 792 117	€19,0614	€358 204 793,11

Since May 23, 2024 up to and including June 20, 2024, the Company has purchased a total of 39,387,168 common shares for a total consideration of € 775,674,857.

As of June 20, 2024 the cancellation of 142,090,297 common shares in execution of the resolution adopted by the General Meeting of Shareholders held on April 16, 2024 became effective. Therefore, as of June 20, 2024, the Company held in treasury 69,861,714 common shares equal to 1.80% of the total issued share capital including the common shares and the special voting shares.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Stellantis’ corporate website under the Share Buyback Program Section www.stellantis.com/en/investors/stock-and-shareholder-info/share-buyback-program.

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About Stellantis

Stellantis N.V. (NYSE: STLA / Euronext Milan: STLAM / Euronext Paris: STLAP) is one of the world’s leading automakers aiming to provide clean, safe and affordable freedom of mobility to all. It’s best known for its unique portfolio of iconic and innovative brands including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Stellantis is executing its Dare Forward 2030, a bold strategic plan that paves the way to achieve the ambitious target of becoming a carbon net zero mobility tech company by 2038, with single-digit percentage compensation of the remaining emissions, while creating added value for all stakeholders. For more information, visit www.stellantis.com

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For more information, contact:
communications@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, statements regarding future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, future financial and operating results, the anticipated closing date for the proposed transaction and other anticipated aspects of our operations or operating results are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on Stellantis’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the ability of Stellantis to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; Stellantis’ ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; Stellantis’ ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; Stellantis’ ability to produce or procure electric batteries with competitive performance, cost and at required volumes; Stellantis’ ability to successfully launch new businesses and integrate acquisitions; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in Stellantis’ vehicles; exchange rate fluctuations, interest rate changes, credit risk and other market risks; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in Stellantis’ vehicles; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the level of governmental economic incentives available to support the adoption of battery electric vehicles; the impact of increasingly stringent regulations regarding fuel efficiency requirements and reduced greenhouse gas and tailpipe emissions; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation and new entrants; Stellantis’ ability to attract and retain experienced management and employees; exposure to shortfalls in the funding of Stellantis’ defined benefit pension plans; Stellantis’ ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the operations of financial services companies; Stellantis’ ability to access funding to execute its business plan; Stellantis’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with Stellantis’ relationships with employees, dealers and suppliers; Stellantis’ ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; earthquakes or other disasters; risks and other items described in Stellantis’ Annual Report on Form 20-F for the year ended December 31, 2023 and Current Reports on Form 6-K and amendments thereto filed with the SEC; and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and Stellantis disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning Stellantis and its businesses, including factors that could materially affect Stellantis’ financial results, is included in Stellantis’ reports and filings with the U.S. Securities and Exchange Commission and AFM.